Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel. +1.202.739.3000

Fax: +1.202.739.3001

www.morganlewis.com

Sean M. Donahue

Partner

+1.202.739.5658

sean.donahue@morganlewis.com

September 3, 2020

VIA EDGAR AS CORRESPONDENCE

Erin Jaskot, Esq.

Attorney-Adviser

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Re:	Insurance Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-4

File No. 333-239896

Dear Ms. Jaskot:

On behalf of Insurance Acquisition Corp., a Delaware corporation (the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated September 1, 2020 (the “Comment Letter”), relating to the above-referenced filing of the Company’s Amendment No. 1 to its Registration Statement on Form S-4 (the “Registration Statement”). Such filing relates to a proposed business combination between the Company and Shift Technologies, Inc. (“Shift”), pursuant to which IAC Merger Sub, Inc., the Company’s direct wholly owned subsidiary, will merge with and into Shift with Shift continuing as the surviving entity and a wholly owned subsidiary of the Company (the “Merger”). The Company is also filing Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”) concurrently with this response letter.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided by the Company and by Shift. For the convenience of the Staff, the responses contained herein utilize the numbering of the comments and the headings used in the Comment Letter. References to page numbers in the responses below are to the applicable pages of Amendment No. 2. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 2.

Erin Jascot, Esq.

September 3, 2020

On behalf of the Company, we advise the Staff as follows:

Amendment No. 1 to Registration Statement on Form S-4, Filed August 19, 2020

Frequently Used Terms
Net Asset Floor, page 2

1.	You disclose that Net Asset Floor “means negative $11,525,000 if the Closing Date is on or prior to September 30, 2020, and negative $18,525,000 if the Closing Date is after September 30, 2020,” and on page 80 that “the Net Asset Floor used to determine the adjustment in respect of the Net Asset Amount changes in amount over time based on the timing of the Closing Date.” Please disclose whether and to what extent the Net Asset Floor amounts will change if the Extension Amendment is approved. For example, please disclose, if applicable, the Net Asset Floor amounts for a transaction with a Closing Date after September 30, 2020 but prior to November 3, 2020, or a Closing Date after November 3, 2020.

Response: The Company supplementally informs the Staff that the calculation of the Net Asset Amount, and the change in the Net Asset Floor (which is a binary alternative of two amounts before and after September 30), is a negotiated term in the Merger Agreement that is disassociated, and independent, from the Extension Amendment. The Company has amended its disclosure of the definition of the Net Asset Floor on page 2, and on page 81 of the proxy statement/prospectus, to highlight that the Extension Amendment, and its approval, have no effect on the determination of which of the two presented numbers is used as the Net Asset Floor, and to add examples of the which of the Net Asset Floor amounts applies as at different dates.

Unaudited Pro Forma Combined Financial Information

Pro Forma Combined Balance Sheet, page 69

2.	Please clarify for us and in the filing how the debt to be repaid disclosed in “Repaid Indebtedness” on page 81, which appears to include the $12.5 million drawn under the DDTL in July 2020, is reflected in the pro forma balance sheet. Describe the sources of the funds to repay this indebtedness.

Response: The $12.5 million drawn in July 2020 was part of the $25.0 million described in page 81 of Amendment No. 1 to the Registration Statement as “namely (i) that certain Term Note dated December 27, 2019, executed pursuant to the Amended and Restated Delayed Draw Term Loan Agreement dated October 18, 2019, by and among Lithia Motors, Inc., Shift Technologies, Inc. Shift Operations LLC, and Shift Finance, LLC, with an outstanding balance of $25.0 million.”

Erin Jascot, Esq.

September 3, 2020

The first installment of $12.5 million was drawn in December 2019 and was included in the pro forma financial statements included in the Registration Statement. The second $12.5 million was drawn in July 2020 and was not included in pro forma financial statements for the period ended June 30, 2020 included in the Registration Statement.

Disclosure of the Amended and Restated Delayed Draw Term Loan Agreement dated October 18, 2019, by and among Lithia Motors, Inc., Shift Technologies, Inc. Shift Operations LLC, and Shift Finance, LLC (the “DDTL”) is included in the section entitled “Shift’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” on page 200 of Amendment No. 2 and reads as follows:

“In September 2018, we entered into the DDTL with Lithia as lender with a principal sum of $25.0 million, available to be drawn in two tranches of $12.5 million each starting December 2019. In December 2019, we received the first installment of $12.5 million and drew the second $12.5 million tranche in July 2020. The DDTL is secured by all assets of Shift. The full amount of the DDTL will be paid down at or shortly following the closing of the Merger.”

As discussed in Repaid Indebtedness on page 82 of Amendment No. 2, “the Company intends to repay such indebtedness at or shortly following the Closing, either through a refinancing or by the use of cash-on-hand.”

3.	Please clarify for us whether the expenses to be incurred upon consummation of the business combination associated with the four advisory and consulting agreements entered into June 2020 disclosed under “Contractual Obligations” on pages 158 and 159 are reflected in the pro forma balance sheet. If so, please indicate the amount of the expenses and the source of their payment.

Response: The Company supplementally advises the Staff that the expenses to be incurred in connection with the PIPE investment, including underwriting fees payable to the placement agent, and the expenses to be incurred upon consummation of the business combination associated with the three advisory and consulting agreements relating to a potential business combination entered into in June 2020 disclosed under “Contractual Obligations” on pages 160 and 161 are reflected in the pro forma balance sheet. The expenses relating to a potential business combination are included within the direct, incremental costs of the Merger related to the legal, financial advisory, accounting and other professional fees of $21,290,000 reflected in footnote (3) to the Pro Forma Combined Balance Sheet as of June 30, 2020 set forth on page 71 of Amendment No. 2. The amount attributable to the three advisory and consulting agreements is $2,275,000 of the $21,290,000 reflected in the footnote. The Company has revised the disclosure on page 71 of Amendment No. 2 to indicate the amount of these expenses and the source of their payment.

Erin Jascot, Esq.

September 3, 2020

Background of The Merger, page 90

4.	We note your response to comment 9, and your amended disclosure on page 94 that, in consideration of pursuing a business combination with a target outside of the insurance company, your representatives discussed, among other things, “the ability to utilize a third party consultant to assist in due diligence, specifically to assess the technology platform.” Please clarify when and if you utilized a third-party consultant, and briefly describe discussions with this consultant, if applicable. If you did not utilize a consultant, please disclose how you assessed Shift’s technology platform, considering your initial determination that, in the event you were to pursue a target outside of the insurance industry, a consultant may be helpful to assess the technology platform.

Response: In response to the Staff’s comment, the Company has added disclosure on page 97 discussing its engagement and use of a third-party consultant with respect to the technology-related due diligence of Shift, including, without limitation, the assessment of Shift’s technology platform. Additionally, the Company provided disclosure on page 98 describing its discussions with such third-party consultant.

5.	We note your response to comment 13, and your amended disclosure throughout the background section, including your disclosure on page 97 that, with respect to the Lithia debt, “Shift and the Company agreed to continue discussions as to whether to repay such indebtedness at a future date, depending on then current market conditions and the availability and terms of debt financing that might become available over time.” However, we were unable to find disclosure in this section regarding the subsequent negotiations regarding the Lithia indebtedness. Please amend your background disclosure to discuss the subsequent negotiations, if any, related to the Lithia indebtedness and any terms of repayment agreed upon by the parties.

Response: The Company has clarified its disclosure on page 99 to indicate that on June 20, 2020 the parties came to an agreement in principle that Shift could propose, in its discretion, whether to repay or refinance the Lithia indebtedness, subject to the Company’s good faith consultation and reasonable concurrence, and that the parties would continue to work together to identify potential alternative financing sources. Although the parties have not at this time identified an alternative financing source to refinance the Lithia indebtedness, the Company intends to repay or refinance the Lithia indebtedness at or shortly following the closing of the Merger. If a refinancing source is not identified prior to or shortly following the closing of the Merger, the Company will use cash-on-hand to fund a repayment.

Erin Jascot, Esq.

September 3, 2020

Certain Projected Financial Information, page 110

6.	We note your response to comment 15, and your amended disclosure that “[t]he unaudited projected financial information assumes Shift more than doubles its total revenues year-over-year in 2021 and 2022. This revenue growth is primarily driven by growing ecommerce unit sales, which assumes two new hub launches per year in 2020, 2021 and 2022, as well as a larger brand marketing budget to drive higher unit sales in its existing markets.” This amended disclosure does not appear to be completely responsive to our comment. Please describe the assumptions related to “industry performance and competitions, [and] economic, market and financial conditions.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 112 and 113 to provide additional detail on the assumptions that the Company made with respect to the performance of the used automobile industry generally and the relative performance of the ecommerce segment of the used automobile industry.

Proposal No. 3 — Classification of the Board of Directors, page 118

7.	Please amend your filing to add risk factor disclosure related to the risks to shareholders, including anti-takeover effects, if the proposal for your classified board of directors is approved.

Response: In response to the Staff’s comment, the Company has added a risk factor on page 64 to disclose the risks to stockholders, including the anti-takeover effects, if the proposal regarding the classification of the board of directors is approved.

Shift’s Strategy, page 167

8.	We note your response to comment 24, and your amended disclosure on page 167 that, “in April of 2019 Shift entered the Portland market and captured and sustained a meaningful portion of market share in Shift’s first 6 months of operations in the market.” Considering your disclosure that “[yo]ur Portland market launch provides a case study in [y]our repeatable new market entry plan,” and that “[you] have seen remarkable success in Portland,” please clarify whether you sustained a meaningful portion of market share and whether your market share continued to grow in the Portland market through your year-ended December 31, 2019, and the interim period through June 30, 2020.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 169 of Amendment No. 2 to delete the reference to the Portland market launch providing a case study in Shift’s repeatable new market entry plan.

Erin Jascot, Esq.

September 3, 2020

Non-GAAP Financial Measures, page 184

9.	You adjust GAAP gross profit for non-repair labor to arrive at the non-GAAP measure “adjusted gross profit.” You describe this adjustment to refer to payroll costs for labor at your hubs that are not directly applied to the preparation of vehicles for sale. This adjustment may violate Rule 100(b) of Regulation G. Also refer to Question 100.01 of staff’s Compliance & Disclosure Interpretations on “Non-GAAP Financial Measures.” Please advise and revise as appropriate.

Response: The Company and Shift respectfully advise the Staff that they believe that the presentation of Adjusted Gross Profit in Shift’s Management’s Discussion and Analysis (“MD&A”) does not violate Rule 100(b) of Regulation G by including, an adjustment to subtract non-repair labor from cost of goods sold (“COGS”). The Company and Shift believe that such presentation is appropriate and provides material information beneficial to the understanding by stockholders and other investors of Shift’s business and financial performance. Rule 100(b) prohibits the use of a non-GAPP financial measure that “taken together with the information accompanying that measure and any other accompanying discussion of that measure contains an untrue statement of a material fact or omits to state a material fact…” The Company and Shift acknowledge that Question 100.01 of the Staff’s Compliance & Disclosure Interpretations on “Non-GAAP Financial Measures” indicates that a performance measure that excludes “normal, recurring, cash operating expenses necessary to operate a registrant’s business could be misleading.” However, the Company and Shift believe that the presentation of Adjusted Gross Profit is not misleading because it clearly indicates that the labor costs are subtracted in the adjustment and does not purport to suggest that such costs are unusual or non-recurring. On page 187 of Amendment No. 2, Shift indicates that Adjusted Gross Profit “removes payroll costs for time spent by technicians on tasks that are not directly related to the reconditioning of vehicles for sale as well as non-cash items.” Although such costs may be incurred during each period presented in Shift’s financial statements and are not characterized as non-recurring, as discussed below, the costs are largely incurred in connection with sub-optimal utilization of the technician labor force, which must grow in anticipation of Shift’s higher unit sales volumes. Ultimately, as Shift’s growth stabilizes and Shift reaches a steady-state cadence, Shift would expect utilization to increase, thus decreasing the non-repair labor component of its cost structure.

The Company and Shift believe that the inclusion of Adjusted Gross Profit presents meaningful information to investors and enhances the quality of disclosure provided. In addition to being a critical metric that Shift’s management uses to assess the performance of Shift’s business, Shift believes that it is the most accurate way to present Adjusted Gross Profit in a manner that is consistent with how industry peers assess and present the profitability of their used vehicle sales. Accordingly, the Company and Shift believe that the public markets and investors benefit from having access to both GAAP metrics as well as an industry-standard financial metric that provides comparability of Shift’s business performance relative to its peers in order to make well-informed investment decisions. In particular, without this adjustment, investors and analysts will not be able to compare Shift’s Adjusted Gross Profit per Unit (“GPU”) to its industry peers whose presentation is adjusted to exclude such labor costs.

Erin Jascot, Esq.

September 3, 2020

The non-repair labor adjustment removes the cost of technician labor that is not directly associated with the reconditioning of Shift’s inventory. By removing this component of technician labor costs from Gross Profit, Shift shows Adjusted Gross Profit that only includes expenses directly associated with the preparation and reconditioning of the unit of inventory. This approach is consistent with Shift’s industry peers, because excluding the cost of labor not applied to unit sales provides a more accurate picture of unit profitability for used car sales. A number of traditional dealerships that are publicly-traded reporting companies (e.g., Sonic Automotive, AutoNation, Lithia Motors) recognize non-repair reconditioning, sometimes referred to as unapplied labor, in their Service & Parts business segment instead of as a component of GPU. By accounting for non-repair labor in Service & Parts, these peers are able to avoid reflecting the impact of non-repair labor in the GPU for their used vehicle sales. Therefore, the used vehicle GPU presented by peers only includes COGS that are directly associated with the preparation and reconditioning of a used vehicle for sale. Shift provides a comparable presentation through its adjustment to gross profit to provide an alternative view of gross profit on used vehicle sales that removes costs that are not directly associated with the preparation and reconditioning of a unit for sale. Additionally, many of these public peers are launching digital solutions for ecommerce auto sales, so their business models will become even more directly comparable to Shift’s. In light of this digital transformation in used auto ecommerce, the Company and Shift believe that investors will be looking even more closely at the comparability of Shift’s metrics relative to its peers.

Relative to its peers, Shift is subscale today but growing quickly. As Shift grows, it is hiring new technicians in anticipation of the higher volume of units it expects to recondition. There are inherent inefficiencies associated with hiring new technicians - it results in a non-linear labor component that may make period-to-period comparisons unreflective of business performance. Once Shift achieves a larger scale and operates as a more mature company with respect to its business growth, there will be better utilization of technician labor across both a used vehicle business segment as well as a service and parts segment, and there will no longer be a need for this adjustment. However, given where Shift is in its growth trajectory today, in order to present a GPU metric that is comparable to its industry peers and consistent period-to-period, Shift and the Company believe that it is necessary and appropriate to make this non-repair labor adjustment.

The Company and Shift would also like to note that by including both GAAP Gross Profit and Adjusted Gross Profit, they are providing investors with more information about Shift’s business than they would otherwise have if Shift only reported GAAP Gross Profit. By publishing the non-repair labor, which is a strong indicator of the efficiency of Shift’s reconditioning practices, the Company and Shift are giving investors another measure with which they can assess Shift’s business performance over time. While Shift’s peers are able to distribute these repair costs across business segments, providing investors with a singular view of used vehicle gross profit, the Company and Shift believe that Shift’s practice of providing both GAAP Gross Profit and Adjusted Gross Profit will give a deeper level of insight into Shift’s business relative to the disclosures by its peers. This additional disclosure also allows comparability to all peers, those mentioned that report this adjustment for non-repair labor and those that do not.

The Company and Shift would like to respectfully note to the Staff that Shift presents both GAAP Gross Profit as well as Adjusted Gross Profit, with a clear reconciliation between the two measures, at the beginning of Shift’s MD&A. As outlined above, the Company and Shift believe that it is critical that investors have both the GAAP and non-GAAP presentations of Gross Profit to make a fully informed investment decision. The Company and Shift believe that they have taken appropriate measures to provide clear and transparent definitions of the non-repair labor adjustment, and have given prominence to the closest GAAP measure wherever possible. The Company and Shift believe that the adjustment does not create a misleading measure nor does it omit to state any material facts necessary for a clear interpretation of the adjustment.

Erin Jascot, Esq.

September 3, 2020

Shift’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three Month’s Ended June 30, 2020 and 2019

Ecommerce Vehicle Revenue, Net, page 190

10.	We note your response to comment 29, and your amended disclosure on page 190 that “the shelter-in-place ordinances as a result of the COVID-19 pandemic also initially resulted in lower buyer and seller activity, but soon rebounded as [you] saw weekly sales volumes return to pre-COVID levels five weeks following the ordinances.” However, this statement appears to conflict with a statement on page 41 of the August 2020 investor presentation filed as Exhibit 99.1 to your 8-K filed August 19, 2020, that “Shift management indicates that recent unit sales volumes are tracking only 15% or so below much stronger levels experienced in February.” Please revise your disclosure to address this inconsistency, or tell us why these disclosures appear to conflict.

Response: The Company supplementally advises the Staff that, at the time the statement regarding recent unit sales volumes tracking only 15% or so below much stronger levels experienced in February was made, sales volumes for the month of April as a whole were tracking lower than February as indicated. Because weekly sales volumes improved throughout the month of April, Shift saw weekly sales volumes return to pre-COVID levels five weeks following the ordinances, with sales volumes at the end of the month of April being stronger than sales at the beginning of the month. Nevertheless, in the interest of avoiding confusion, the Company has revised the August 2020 investor presentation to delete the referenced quote and has refiled the investor presentation as Exhibit 99.1 to the Current Report on Form 8-K filed on September 3, 2020.

General

11.	We note your response to comment 33, and that you have filed as an exhibit the One-Sided Marketplace Agreement with Lithia Motors, Inc. Please clarify whether the OSM Agreement is the same as the Used Vehicle Sales Agreement referenced on page 225. If not, please file the Used Vehicle Sales Agreement, as well as your various financing agreements with Lithia, as exhibits to your filing, or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K.

Response: The Company supplementally advises the Staff that the agreement referenced on page 231 of Amendment No. 2 under the heading “Lithia – Used Vehicle Sales Agreements” is the One-Sided Marketplace Agreement with Lithia Motors, Inc. (“Lithia”). The Company has filed as Exhibit 10.22 to Amendment No. 2 the Delayed Draw Term Loan Agreement with Lithia. The Company has evaluated its remaining contracts with Lithia and has determined that none of those other agreements are “material contracts” within the meaning of Item 601(b)(10) of Regulation S-K.

*    *    *    *    *    *

If the Staff of the SEC has any questions or comments regarding the foregoing, please contact the undersigned, Sean M. Donahue of Morgan, Lewis & Bockius LLP by telephone at (202) 739-5658 or via email at sean.donahue@morganlewis.com.

Sincerely,

/s/ Sean M. Donahue
Sean M. Donahue

cc:	Amanda Abrams, Esq.

Jeffrey A. Letalien, Esq.

Martin C. Glass, Esq.

Jeffrey R. Shuman, Esq.